Wednesday, August 23, 2006

Mr. Brad Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N. E.
Washington, D.C.  20549


RE:    Immersion Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 10, 2006
       Form 8-K filed May 4, 2006
       File No. 000-27969

Dear Mr. Skinner:

Thank you for your review of our above noted filings, and the comments you provided in your letter to Immersion Corporation, a Delaware corporation (the "Company"), dated August 2, 2006. We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements, and to achieve greater transparency in our filings. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are supplementally providing the requested information to your comments below. For your convenience, we have repeated and numbered the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 1. Significant Accounting Policies, page 61

Revenue Recognition

Royalty and License Revenue

1. We note the disclosure under this section indicating that, for time-based licenses of intellectual property portfolio with up-front payments and/or minimum royalty requirements with no services contracted, revenue is recognized based on straight-line amortization of the annual minimum or up-front payment over the contract period or annual minimum period. Supplementally, explain to us your basis for this revenue recognition pattern. As part of your response, identify the specific revenue recognition criteria you apply to these transactions. Also, tell us when, and under what conditions or circumstances, you believe each of the criteria have been met. Finally, explain how the absence of any remaining obligations impacts your revenue recognition.




           "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 2

       Response: Our business often involves licensing our intellectual property portfolio and/or licensing our technologies to customers in various industries. Some customers seek to internally develop, manufacture, and/or distribute products or services that incorporate our patents or technologies and do not require us to perform any services to do so. In those instances we have licensed our patents and/or technologies to them for either an up-front license fee and/or an annual minimum royalty requirement. If we have licensed to them based on an up-front license fee with no additional per unit royalties due we have recognized the revenue over the contractual term of the agreement in a straight-line manner. When we license to customers based on payments of annual minimum royalties we recognize the annual minimum royalties over the annual period in a straight-line manner and we recognize any amounts over the annual minimum royalties based on royalty reports received. This revenue recognition methodology is based on the revenue recognition criteria found in Paragraph 8 of Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2) and Topic 13 A.1. and A.3. of Staff Accounting Bulletin No.104, "Revenue Recognition" (SAB 104).

       Paragraph 8 of SOP 97-2 states:

       "If the arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all the following criteria are met.

          o    Persuasive evidence of an arrangement exits.
          o    Delivery has occurred.
          o    The vendor's fee is fixed and determinable.
          o    Collectibility is probable."

       As we do not have to modify or customize our intellectual property or technologies when we have not also contracted to provide services to the customer, we believe we have met all the criteria necessary to commence recognizing revenue and completed the earnings process for such fees when the rights have been conveyed or technologies delivered. We believe we have satisfied the revenue recognition criteria as stated in SOP 97-2 par. 8 as follows:

          1.) Persuasive evidence of an arrangement - we rely on signed contracts to document our licensing arrangements.

          2.) Delivery has occurred - revenue recognition initiates once the license rights have been conveyed. As stated previously, in these situations we are not required to perform any additional services for the customers.

          3.) The vendor's fee is fixed and determinable - the license or royalty rate is established in the written license agreement.

          4.) Collectibility is probable - revenue recognition is not initiated unless we have received payment of the up-front license fee or minimum royalties from the customer or we have reviewed the
               credit-worthiness   of  the   customer   and   found   it  to  be
               satisfactory.


          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 3


       We have chosen to recognize the revenue in a straight-line manner over the contractual period or the annual minimum period based on the following excerpts from SAB 104:

       Topic 13: Revenue Recognition

           A. Selected Revenue Recognition Issues

               1. Revenue recognition - general
                    Reference  to  Concepts  Statement  5,  paragraph  84(d) "If services  are  rendered  or  rights  to  use  assets  extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."

               3. Delivery and performance
                    f. Nonrefundable up-front fees
                    Question 1 Interpretive Response footnote 40
                    "A systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case the pattern should be followed."

     As we cannot determine if, how, or when a given customer will utilize our patents and/or technologies in their internal development, manufacture, or distribution of their products and services we do not have evidence of a more appropriate earning pattern. Accordingly, we recognize the revenue in a straight-line pattern as time passes in the contractual period or annual minimum period. The absence of any remaining obligations allows for revenue recognition in accordance with Topic 13 A.1. as "time passes" as opposed to recognizing revenue over a different service period.


Multiple Element Arrangements

2.   Disclosure  under this section  indicates,  in part, that the price charged when the element is sold separately generally determines VSOE. Supplementally, clarify for us how you determine or establish the price at which elements are sold separately. As part of your response, tell us whether separate sales of elements are always made at the same prices. If not, describe to us the extent to which prices for separate sales vary. In view of such variation, explain why you believe these separate sales are sufficient to establish VSOE.



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 4

     Response: Our revenue transactions can include a combination of patent, technology, and/or software licenses, products, professional services, maintenance contracts and extended warranty contracts. Alternatively, we can sell many of the above items individually without the need for any further sale to accommodate a customer's intended purpose for the product or service. We have established VSOE only on a limited number of software products/licenses, hardware products, professional services such as engineering services, support contracts, or extended warranties if we have previously sold these products individually or separately to a number of customers. Management, having the relevant authority, has established price lists for many of our products and services. From time to time, we may discount those prices based on established discount criteria for customer level (end user versus reseller) and/or volume of business, resulting in sales not always made at the same prices. Although variation may exist on these separate sales, we follow established and consistent discounting practices, we believe these sales still allow us to determine VSOE. If the discounting pattern is discretionary, we have not established VSOE and do not recognize revenue based on VSOE.




Note 7. Long-term Debt, page 66

3. Explain to us, in reasonable detail, how you have evaluated the conversion feature in the 5% senior subordinated convertible debenture for purposes of SFAS 133 and EITF 00-19. Identify the specific terms of the debt agreement and related accounting literature that you considered in evaluating the conversion feature.

     Response: The following is a more detailed description of the conversion feature as stated in our 5% senior subordinated convertible debenture (5% Convertible Debenture) agreement:

     Conversion Rights - "Subject to and upon compliance with the provisions of this Debenture, prior to the Stated Maturity Date, the Holder shall have the right, at its option at any time, to convert some or all of the Debenture into such number of fully paid and nonassessable shares of Common Stock as is obtained by: (i) adding (A) the principal amount of this Debenture to be converted and (B) the amount of any accrued but unpaid interest with respect to such portion of this Debenture to be converted; and (ii) dividing the result obtained pursuant to clause (i) above by the Conversion Price in effect." The conversion price is set at $7.0265 per share. The conversion price is reduced if the Company is deemed to have issued or sold any shares of common stock for no consideration or for a consideration per share less than $7.0265.

     We determined that the conversion feature in our 5% Convertible Debenture was not an embedded derivative and did not require separate accounting in accordance with paragraph 12 of Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), because we did not meet paragraph 12(c) of SFAS No. 133 as the conversion feature qualified for the paragraph 11(a) scope exception of SFAS No. 133.

     Under Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" (EITF No. 00-19), the conversion feature qualifies to be classified as equity because the conversion feature can only be settled by physical delivery of shares of the Company's common stock at a fixed and determinable conversion price. Additionally, the conversion feature is not subject to the provisions in paragraphs 12 through 32 of EITF No.00-19 because it is embedded in "conventional convertible debt."



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 5

     We also considered Emerging Issues Task Force Issue No. 01-6, "The Meaning of Indexed to a Company's Own Stock" (EITF 01-6), and concluded that the conversion rights are considered to be indexed to the Company's own stock within the meaning of EITF No. 00-19 and paragraph 11(a) of SFAS No. 133 because there are no contingency provisions and the settlement value is solely indexed to our stock price.

Note 9. Long-term Customer Advance from Microsoft, page 68

4. We note that proceeds of the settlement with Microsoft have been allocated to common stock and long-term customer advance from Microsoft. Supplementally, explain to us your basis for this allocation. As part of your response, explain how you considered allocating a portion of the proceeds to any of the other elements included in the arrangement. Also, identify the specific accounting literature you relied on in determining your accounting for the Microsoft agreements.


     Response: We disclosed in our Form 10-Q filed with the SEC on November 14, 2003 in Note 6 to our condensed consolidated financial statements the following:


     "On July 25, 2003, the Company contemporaneously executed a series of agreements with Microsoft Corporation ("Microsoft") that (1) settled the Company's lawsuit against Microsoft, (2) granted Microsoft a worldwide royalty-free, irrevocable license to the Company's portfolio of patents (the "License Agreement") in exchange for a payment of $19.9 million, (3) provided Microsoft with sublicense rights to pursue certain license arrangements directly with third parties including Sony Computer Entertainment which, if consummated, would result in payments to the Company (the "Sublicense Rights") and conveyed to Microsoft the right to a payment of cash in the event of a successful settlement of the Company's patent litigation against Sony Computer Entertainment of America, Inc. and Sony Computer Entertainment, Inc.(collectively, "Sony Computer Entertainment"; the "Participation Rights") in exchange for a payment of $0.1 million, (4) issued Microsoft shares of the Company's Series A Redeemable Convertible Preferred Stock that includes redemption features ("Series A Preferred Stock") for a payment of $6.0 million and (5) allows the Company to sell debentures of $9.0 million to Microsoft under the terms and conditions established in newly authorized 7% Senior Redeemable Convertible Debentures ("7% Debentures") with annual draw down rights over a 48 month period.

     Under these agreements the Company is required to make certain cash payments to Microsoft based on a settlement of the Company's ongoing patent litigation against Sony Computer Entertainment. In the event of a successful settlement of the Sony Computer Entertainment litigation, the Company will be required to make a cash payment to Microsoft of (i) an amount to be determined based on the settlement proceeds, (ii) a redemption of the Series A Preferred stock for a maximum of two and one half (2 1/2) times the original purchase price plus any dividends in the form of additional shares of Series A Preferred Stock that remain unpaid plus any accrued but unpaid cash dividends per share, (iii) any accrued but unpaid dividends on the Series A Preferred Stock, and (iv) any funds received from Microsoft under the 7% Debentures.



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 6


     In a settlement outcome of the Sony Computer Entertainment litigation the Company will realize and retain net cash proceeds received from Sony Computer Entertainment only to the extent that settlement proceeds exceed the amounts due Microsoft for its Participation Rights and the payments required to redeem the Series A Preferred Stock, 7% Debentures and accrued dividends and interest as specified above. Under certain circumstances related to a Company initiated settlement with Sony Computer Entertainment, the Company would be obligated to pay Microsoft a minimum of $30.0 million. Such amount would be reduced to the extent that Microsoft elects to convert its shares of Series A Preferred Stock to Company common stock.

     In the event of an unfavorable judicial resolution or a dismissal or withdrawal by Immersion of the lawsuit meeting certain conditions, the Company would not be required to make any payments to Microsoft except pursuant to the redemption and dividend provisions of the Series A Preferred Stock and the payment provisions relating to the 7% Debentures.

     Under certain other specified circumstances, including the acquisition of the Company, the redemption of the Series A Preferred Stock as well as the 7% Debentures would become immediately due and payable."

     As these agreements were entered into contemporaneously and represent multiple elements, we looked to the guidance of paragraphs 2 and 9 of EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables."

     Paragraph 2 states "This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore be evaluated as a single arrangement in considering whether there are one or more units of accounting..."

     Paragraph 9 states "In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all the following criteria are met:

     a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

     b. There is objective and reliable evidence of the fair value of the undelivered item(s).

     c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor."



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 7

     The Settlement agreement, License agreement, Sublicense agreement, Series A Redeemable Convertible Preferred Stock Purchase agreement, and the Senior Redeemable Convertible Debenture Purchase agreement were entered into contemporaneously and hence we evaluated them as a single arrangement. Although the different agreements have value to the customer on a standalone basis, we did not have objective and reliable evidence of the fair value to account for the items separately. We accounted for the $26.0 million received from Microsoft as a liability in our financial statements as it was not possible to separate and value the contingent payments due Microsoft pursuant to its Participation Rights and the guaranteed payments due Microsoft upon redemption of the Series A Preferred Stock under all possible litigation settlement outcomes. The Series A Preferred Stock, while not meeting the definition of a liability under SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," did not qualify as stockholders' equity pursuant to SEC regulations regarding the form and content requirements for financial statements.

     Subsequent to our initial accounting for the various agreements with Microsoft, Microsoft elected to convert their Series A Preferred Stock to common stock. We disclosed in our Form 10-Q filed with the SEC on August 13, 2004 in Note 6 to our condensed consolidated financial statements the following:

     "On April 2, 2004, Microsoft Corporation elected to convert 2,185,792 shares of Series A Preferred Stock into 2,185,792 shares of common stock pursuant to Section 5 (c) of the Certificate of Designation of the Powers, Preferences and Rights of Series A Redeemable Convertible Preferred Stock. This conversion eliminated certain obligations, such as the mandatory redemption buy-back provision, the obligation to make dividend payments, and certain operational limitations.

     In the event of a settlement of the Sony Computer Entertainment litigation, the Company will realize and retain net cash proceeds received from Sony Computer Entertainment only to the extent that settlement proceeds exceed the amounts due Microsoft for its Participation Rights and any outstanding 7% Debentures and interest as specified above. Under certain circumstances related to a Company initiated settlement with Sony Computer Entertainment, the Company would be obligated to pay Microsoft a minimum of $15.0 million. In the event of an unfavorable judicial resolution or a dismissal or withdrawal by Immersion of the lawsuit meeting certain conditions, the Company would not be required to make any payments to Microsoft except pursuant to the payment provisions relating to any outstanding 7% Debentures.

     The $26.0 million received from Microsoft, as described above, plus an additional $1.4 million related to accretion and cumulative dividends had been reflected as a liability in the financial statements as of March 31, 2004. Upon the conversion of the Series A Preferred Stock in April 2004, the Company reduced the Long-Term Customer Advance from Microsoft to the minimum obligation the Company would be obligated to pay Microsoft upon a settlement with Sony Computer Entertainment. The remainder of consideration of $12.4 million was transferred to common stock when Microsoft elected to convert the Series A Preferred Stock to common stock."



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 8

     The determination to transfer $12.4 million to common stock was as follows:

     Upon  issuance  of the  common  stock to  Microsoft  on  April 2,  2004 all remaining obligations to Microsoft were extinguished except for the contingent liability of $15 million, the minimum amount we would be obligated to pay Microsoft upon a settlement with Sony Computer Entertainment. We deemed this amount to be the most probable outcome of our litigation with Sony Computer Entertainment. The remaining $12.4 million ($26.0 million + $1.4 million - $15.0 million) was no longer contingent.

     The $15 million was recorded utilizing the liability approach and represented the remaining minimum obligation to Microsoft once the other obligations were extinguished, which occurred when the Series A Preferred Stock was converted to common stock.

     All cash received from Microsoft has been recorded as a liability or transferred to equity upon conversion to common stock and no amounts have been recorded to income.

5. Supplementally, tell us when, and under what circumstances, the $15 million advance will be resolved. Explain the accounting that will result when the matter is resolved. As part of your response, explain the terms of the participation rights agreement.

     Response: The circumstances that would allow for the $15 million advance to be resolved include the following (i) a Company initiated settlement with Sony Computer Entertainment in our discretion, (ii) favorable final judicial resolution in our patent infringement litigation with Sony
     Computer Entertainment, or (iii) an unfavorable judicial resolution or a dismissal or withdrawal by us of the lawsuit meeting certain conditions.

     In our Sublicense agreement with Microsoft (filed with the SEC under confidential treatment as exhibit 10.5 to Amendment Number 2 to Registration Statement on Form S-3 on March 25, 2004), we granted Microsoft Participation Rights as follows:

       "PAYMENTS TO MICROSOFT IN THE EVENT IMMERSION [****] PRIOR TO MICROSOFT GRANTING [****] A GAME PLATFORM SUBLICENSE. In the event Immersion elects in its discretion to [****] prior to Microsoft's granting [****] the Game Platform Sublicense (and regardless of whether such [****] occurs during or after the twenty-four (24) month period following the Effective Date), then Immersion shall pay Microsoft an amount determined as follows:



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 9


          (i) If Immersion [****] for an amount of [****] up to and including [****], then Immersion shall pay Microsoft the sum of [****].

          (ii) If Immersion [****] for an amount in excess of [****] up to and including [****], then Immersion shall pay Microsoft the sum of [****] plus an additional amount equal to 25% of the amount of the settlement in excess of [****] up to and including [****].

         (iii) If Immersion [****] for an amount in excess of [****], then Immersion shall pay Microsoft the sum specified in the preceding clause (3) plus an additional amount equal to [****] of the amount of the settlement in excess of [****].

       We would be obligated to pay Microsoft its Participation Rights only in the event of a Company initiated settlement with Sony Computer Entertainment in our discretion. In the event that we are required to pay Microsoft $15 million, we will reduce the liability to $0 and there will be no effect on our income statement. In the circumstance that a payment to Microsoft exceeds $15 million, the excess will be accounted for as an offset to income from the Sony Computer Entertainment proceeds. In the event that we were no longer obligated to pay Microsoft the $15 million, we will account for the $15 million as income. As these outcomes are still hypothetical we have not yet concluded on the final accounting treatment in this matter.

Note 12. Stockholders' Deficit, page 70

6. We note that the assumed volatility for options issued in 2005 decreased significantly as compared to 2004 and 2003. Explain to us the reasons for this decrease. To the extent that this decrease results from a change in the way volatility has been determined, describe your methods both before and after the change. Explain why you believe both the prior and current methods are appropriate.

       Response: The volatility assumption disclosed represents our best estimate of expected future volatility in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation." These rates represent the weighted average volatility for options valued during the period presented. Our method of evaluating volatility in 2005 was the same as in 2004 and 2003. We currently consider our historical stock price movement and future stock price trends as the best indicator of future volatility. We review our volatility assumptions quarterly. The significant decrease in 2005 as compared to 2004 and 2003 results from our historical stock price becoming less volatile. During 2005, we considered the following factors on a quarterly basis in determining our volatility assumption:



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 10

     o    Our historical volatility rate.
     o Factors that would cause a short term change in our stock price. We noted the price of our stock has remained between $6 and $7 per share for a significant period of time. Additionally, it appears that our significant stockholders have a trading pattern that is keeping the stock in this price range.
     o What would happen if the Sony Appeal were to have an unfavorable outcome. We currently believe the likelihood of such an outcome to be remote. In addition, we do not expect a ruling on the Sony Appeal until the first quarter of 2007 - some considerable time in the future.
     o    What would happen if the appeal were to be settled in our favor.
     o    Life of the option awards.


Form 8-K filed May 4, 2006

Exhibit 99.1

7. We note your presentation of various costs and expenses which exclude the impact of stock-based compensation. Explain how you considered the requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K as they relate to these non-GAAP measures. Additionally, as your measures exclude material recurring charges, explain how you considered the answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

       Response: We addressed the applicable requirements of Regulation G and
       Item 10(e)(1)(i) of Regulation S-K as follows:

       Item 10(e)(1)(i) and to some extent differently worded Regulation G states:

       "Whenever one or more non-GAAP financial measures are included in a filing with the Commission: (i) the registrant must include the following in the filing: (A) A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles
       (GAAP)"

       - The press release announcement and discussion only referenced GAAP measures, additionally, we presented our Condensed Consolidated Statements of Operations prior to the table which included the non-GAAP measure. Our Condensed Consolidated Statements of Operations were prepared in accordance with GAAP.

       "(B) A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented , and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section"



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 11


       - The Company respectfully submits that the table titled "Immersion Corporation Additional Financial Information Effect of Non Cash Stock-Based Compensation included within Condensed Consolidated Statement of Operations" serves as a reconciliation, showing quantitatively the non-GAAP financial measure in comparison to the amounts recorded under GAAP.

       "(C) A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to the investors regarding the registrant's financial condition and results of operations"

       - We stated in the press release discussion the amount of stock-based compensation expense included in our net loss for the period as well as the fact that the comparable period did not include a non cash stock-based compensation expense. Additionally, the table includes a note stating "There was no Non Cash Stock-Based Compensation included within the financial results in the three months ended March 31, 2005." In response to the staff's comment, we will expand our future filings to include the following statement after the table to more clearly state why we are presenting the non-GAAP measure:

       "We adopted Statement of Financial Accounting Standards No. 123R "Share-Based Payment" effective January 1, 2006 and are required to recognize expense on our share-based payments from January 1, 2006. Our Statement of Operations prior to January 1, 2006 does not include expense associated with share-based payments. We have included the above information to assist in comparing our operating expenses to prior periods."

       The Answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that "[c]ompanies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance."

       Our presentation of costs and expenses eliminating the recurring stock-based compensation charge is intended to provide useful information to investors and potential investors to compare operating expenses for 2006 to 2005 on a similar basis. The Company respectfully submits that it did not include these non-GAAP measures in an attempt to smooth earnings; for example, we did not recalculate our Net Loss to exclude the amounts for non cash stock-based compensation expense. The adoption of SFAS No. 123R reflects a change in the application of GAAP. We applied the modified prospective method when we adopted SFAS No. 123R and hence, our costs and expenses for 2005 do not include any non cash stock-based compensation expense and cannot be compared to 2006 GAAP expenses. We believe that the presentation of the non-GAAP measures table will be useful information to the reader for calendar 2006 financial press releases as this provides a comparison on the same basis to prior period GAAP financials. We do not intend to furnish this information beyond 2006 financial press releases, as all subsequent periods will be on the same basis of GAAP as 2006.



          "Confidential Treatment Requested By Immersion Corporation"

Mr. Brad Skinner
Securities and Exchange Commission
August 23, 2006
Page 12

We hope you find the above information responsive to your comments. Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at (408) 350-8767.

Sincerely,

/s/ Stephen Ambler

Stephen Ambler
Chief Financial Officer and Vice President, Finance


cc:               David Edgar, SEC
                  Mark Farley, Deloitte & Touche LLP
                  David A. Hubb, DLA Piper Rudnick Gray Cary US LLP James Koshland, DLA Piper Rudnick Gray Cary US LLP











          "Confidential Treatment Requested By Immersion Corporation"